EXHIBIT 21.1

Names of Significant Subsidiaries	State of Incorporation/ Organization	Name Under Which Business is Done

1. Camden Operating, L.P.	Delaware	Camden Operating, L.P.

2. Camden USA, Inc.	Delaware	Camden USA, Inc.

3. Camden Development, Inc.	Delaware	Camden Development, Inc.

4. Camden Summit, Inc.	Delaware	Camden Summit, Inc.

5. Camden Summit Partnership, L.P.	Delaware	Camden Summit Partnership, L.P.